UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                          to
Commission File No. 001-11155
WESTMORELAND COAL COMPANY
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Westmoreland Coal Company and Subsidiaries Employees’ Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Westmoreland Coal Company, 2 North Cascade Ave., 2nd Floor, Colorado Springs, CO 80903

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Retirement Benefits Committee
Westmoreland Coal Company:
We have audited the accompanying statement of net assets available for distribution to participants of the Westmoreland Coal Company and Subsidiaries Employees’ Savings Plan (the “Plan”) as of December 31, 2008, and the statement of changes in net assets available for distribution to participants for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. The financial statements of the Plan as of December 31, 2007 were audited by other auditors. Their report, dated June 30, 2008, indicated that the financial statements referred to above present fairly, in all material respects, the net assets available for distribution to participants of the Plan as of December 31, 2007, and the changes in net assets available for distribution to participants for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for distribution to participants of the Plan as of December 31, 2008 and the changes in net assets available for distribution to participants for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, line 4 — schedule of assets (held at end of year), is presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Ehrhardt Keefe Steiner & Hottman PC
July 1, 2009
Denver, Colorado

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Retirement Benefits Committee
Westmoreland Coal Company:
We have audited the accompanying statement of net assets available for distribution to participants of the Westmoreland Coal Company and Subsidiaries Employees’ Savings Plan (the Plan) as of December 31, 2007. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for distribution to participants of the Westmoreland Coal Company and Subsidiaries Employees’ Savings Plan as of December 31, 2007, in conformity with U.S. generally accepted accounting principles.
KPMG LLP
June 30, 2008
Denver, Colorado

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR
DISTRIBUTION TO PARTICIPANTS
December 31, 2008 and 2007

	2008	2007
Investments at fair value:
Westmoreland Common Stock Fund:
Westmoreland Common Stock	$4,203,982	$4,059,020

Westmoreland Preferred Stock Fund:
Westmoreland Preferred Stock	356,121	684,373

Pooled separate accounts	15,645,475	24,193,446
Participant loans	1,227,326	1,460,543

Guaranteed income fund	5,658,705	4,196,681

Total investments	27,091,609	34,594,063

Company contribution receivable	112,334	117,372

Net assets available for distribution	$27,203,943	$34,711,435

See accompanying Notes to Financial Statements.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
FOR DISTRIBUTION TO PARTICIPANTS
Year ended December 31, 2008

Contributions:
Company contributions	$1,386,939
Employee contributions	3,477,479
Employee rollover contributions	3,087

4,867,505

Investment income (loss):
Interest and dividends	281,277
Net depreciation of investments, including realized and unrealized gains and losses	(9,147,691)

Total investment income (loss)	(8,866,414)

Deductions from net assets attributed to:
Distributions to participants	(3,500,093)
Administrative expenses	(8,490)

Total deductions	(3,508,583)

Decrease in net assets available for distribution to participants	(7,507,492)

Net assets available for distribution to participants:
Beginning of year	34,711,435

End of year	$27,203,943

See accompanying Notes to Financial Statements.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1.	Summary of Significant Accounting Policies
a.	Basis of Financial Statement Presentation
The Westmoreland Coal Company and Subsidiaries Employees’ Savings Plan, or the Plan, established October 1, 1957 (as amended), is a defined contribution plan and is sponsored by Westmoreland Coal Company, or Westmoreland, and its subsidiaries (the Company or Employer).
The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for distribution to participants and changes in those net assets.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for distribution to participants of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statement of net assets available for distribution to participants presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value, if necessary. The statement of changes in net assets available for distribution to participants is prepared on a contract value basis.
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions in net assets available for distribution to participants during the reporting period. Actual results could differ significantly from those estimates.
b.	Financial Condition of Plan Sponsor
Westmoreland’s independent registered public accounting firm included a statement in their opinion on Westmoreland’s separate December 31, 2008, consolidated financial statements that there are matters that raise substantial doubt about Westmoreland’s ability to continue as a going concern. Westmoreland, as the Plan sponsor, has an obligation under the Plan to match future employee contributions, as further discussed in Note 2b, in Company common stock. The impact of this uncertainty on the Plan and its participants cannot be currently determined and the accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONT.)
c.	Investments
Westmoreland common and preferred stocks are recorded at quoted market values.
Participant loans are valued at cost, which approximates fair value.
Pooled separate accounts including; the Janus Adviser Balanced Fund, S&P 500 Index Fund, Large Cap Value/Barrow Hanley Fund, Large Cap Growth/Turner Investment Fund, Mid Cap Value/CRM Fund, Mid Cap Growth/Goldman Sachs Fund, Small Cap Growth/Times Square Fund, Small Cap Value/Munder Capital Fund, International Blend/The Boston Company Fund, Core Plus Bond/PIMC Fund and Prudential Retirement Insurance and Annuity Company Lifetime Funds, are recorded at fair value based on quoted market prices of the securities underlying the accounts.
The Plan has entered into a benefit-responsive investment contract with Prudential Retirement Insurance and Annuity Company (Prudential). Prudential maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the plan by Prudential. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the plan.
As described in Note 1a, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for distribution to participants attributable to the guaranteed investment contract.
As of December 31, 2008 and 2007, the contract value and fair value of the investment in the Guaranteed Income Fund was equal, and amounted to $5,658,705 and $4,196,681, respectively. The average yield of the Guaranteed Income Fund for the year ended December 31, 2008, was 3.60% and the average crediting yield rate was 3.60% and 3.75% as of December 31, 2008 and 2007, respectively. The minimum crediting interest rate under the contract is 1.5%. Generally, there are not any events that could limit the ability of the Plan to transact at contract value. In addition, there are not any events that allow the issuer to terminate the contract and which require the plan sponsor to settle at an amount different from contract value.
The Company is restricted by certain debt covenants from paying dividends on its common stock. Payment of common stock dividends is not permitted until preferred stock dividend arrearages, discussed below, are satisfied.
The Company’s quarterly preferred stock dividends of $0.53 per depositary share accumulate if not paid in full. The cumulative unpaid preferred stock dividends relating to the shares held by the Plan at December 31, 2008 and 2007, totaled $422,822 and $380,731, respectively. These amounts include the dividends accumulated on January 1, 2009 and 2008, respectively.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONT.)
Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net realized and unrealized gains and losses are reflected in the accompanying statement of changes in net assets available for distribution to participants as net appreciation (depreciation) of investments and is determined as the difference between fair value at the beginning of the year (or date purchased during the year) and selling price or year-end fair value. Changes in market values after the plan year-end are not reflected in the accompanying financial statements.
d.	Distributions to Participants
Distributions to participants are recorded when paid.
e.	Impact of New Accounting Standards
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No.157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. SFAS No. 157 was issued to increase consistency and comparability in reporting fair values. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. On January 1, 2008, the Company adopted without material impact on the statement of net assets available for distribution to participants or statement of changes in net assets available for distribution to participants, the provisions of SFAS No. 157 related to financial assets and liabilities and to nonfinancial assets and liabilities measured at fair value on a recurring basis.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONT.)
2.	Description of Plan

The following summary of the Plan provides general information only. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
a.	General
The Plan is administered by a retirement benefits committee, which is appointed by the chairman and CEO of the Company. Prudential, the trustee, has full responsibility for the control and management of the assets of the Plan. Substantially all trustee fees, administrative costs, and investment fees of the Plan are paid by the Company; however, costs of administrative expenses directly attributable to participant accounts are paid by participants.
All active, full-time employees not subject to collective bargaining agreements, unless specifically negotiated, are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.
b.	Contributions
Participants may contribute between 1% and 100% of their base compensation. The participant’s maximum pre-tax contribution is limited by the Internal Revenue Code to $15,500 for both the calendar years 2008 and 2007. Catch-up contributions are permitted for those eligible employees over the age of 50 years and are limited to $5,000 in both calendar years 2008 and 2007.
The Company matches employee contributions under the Plan in Company common stock for each employee hired before July 1, 2006 as follows:
Westmoreland Coal Company and Dakota Westmoreland Corporation (DWC) — 50% of employee contributions up to 6% of base compensation.
Northwestern Resources Co. (NWR) — Less than 5 years of service, 70% of employee contributions up to 2% of base compensation — 5 to 9 years of service, 70% of employee contributions up to 4% of base compensation — 10+ years of service, 70% of employee contributions up to 6% of base compensation.
Western Energy Company (WECO) and Westmoreland Savage Corporation (Savage) — 100% of employee contributions up to 4% of base compensation.
Effective May 1, 2001, the Plan was amended so that employee contributions are automatically made unless the employee opts out. Under the Plan beginning May 1, 2007, employee’s deferrals automatically escalate 1% annually not to exceed 6%.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONT.)
Employees hired on, or after July 1, 2006, who work 1,000 or more hours per year are matched by the Company at 50% of the first 6% of compensation the employee contributes. The matching contribution is made in Westmoreland common stock and employees become vested in the matching contribution over a two-year period. A plan amendment effective July 1, 2009, will change the Company’s matching contributions for all plans mentioned above. See Note 11 “Subsequent Event” for details. Employees hired on or after July 1, 2006, also receive monthly special contributions paid by the Company in Westmoreland common stock equal to 1.5% of their gross pay. Employees are immediately 100% vested in the special contribution. The special contribution is made without regard to any contributions the employees make to the Plan. If an employee has not elected to contribute under the Plan, the Company will create an account for the employee into which the special contribution is made. Subsequent to the plan amendment effective July 1, 2009, this 1.5% special contribution will cease.
c.	Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
d.	Distributions
On termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum amount or in annual installments over a five-, ten-, or fifteen-year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.
e.	Vesting
Participants are vested in the balance in their accounts, including shares and cash attributable to the Company’s contributions, except for participants hired subsequent to April 30, 2001. Vesting of the Company’s matching contribution for participants hired subsequent to April 30, 2001, is based on years of continuous service. A new participant is 50% vested after one year and 100% vested after two years.
3.	Participant Loans
Participants may request loans from the Plan, which may only be taken from participant contribution account balances. No loan may be granted in an amount less than $1,000. The maximum loan may not exceed 50% of the fair value of the participant’s account balance to a maximum of $50,000, and may be further limited by other provisions of the Internal Revenue Code. The loans are generally repayable over a maximum period of five years and the interest rate is equal to a reasonable interest rate commensurate with current interest rates charged for loans made under similar circumstances. Loans for a primary residence may be repaid over a period of up to 15 years. Principal repaid and interest paid are credited to the participant’s account. A participant may have up to two loans outstanding at any one time. The interest rates on loans outstanding at December 31, 2008, range from 5.00% to 9.50% and mature at various dates through 2017.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONT.)
4.	Fair Value Accounting
The State of Financial Accounting Standards or SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under SFAS No. 157 are described below:
Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2:	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
The following table sets forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2008.
The following assets are measured at fair value on a recurring basis:

Description	Level 1	Level 2	Level 3	Total
Westmoreland Common Stock	$4,203,982	$—	$—	$4,203,982
Westmoreland Preferred Stock	356,121	—	—	356,121
Guaranteed income fund	—	5,658,705	—	5,658,705
Pooled separate accounts	—	15,645,475	—	15,645,475
Participant loans	—	—	1,227,326	1,227,326

Total	$4,560,103	$21,304,180	$1,227,326	$27,091,609

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the period ended December 31, 2008:

Participant Loans
Beginning balance	$1,460,543
Purchases, issuance and settlements of new loans	(233,217)

Ending balance	$1,227,326

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONT.)
5.	Income Taxes
The Plan obtained its latest determination letter dated June 30, 2004, from the Internal Revenue Service, which stated that the Plan qualifies under the applicable provisions of the Internal Revenue Code and, therefore, is exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code.
6.	Plan Termination
Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event of plan termination, participants would become 100% vested in their accounts.
7.	Investments
Investments representing 5% or more of net assets available for distribution to participants as of December 31, 2008 and 2007, are as follows:

	2008	2007
Guaranteed Income Fund	$5,658,705	$4,196,681
Westmoreland Common Stock	4,203,982	4,059,020
Janus Adviser Balanced Fund	2,387,327	3,005,505
Lifetime 30 Fund	1,616,958	2,346,251
Large Cap Value/Barrow Hanley Fund	1,570,391	2,453,084
Large Cap Growth/Turner Investment Fund	1,511,071	2,597,264
S&P 500 Index Fund	1,399,035	2,393,578
International Blend/The Boston Company Fund	*	1,812,466
Lifetime 40 Fund	*	1,744,159

*	Investment balance is not greater than 5% as of respective date.
Net depreciation of investments, including realized and unrealized gains and losses for the year ended December 31, 2008, is as follows:

2008
Westmoreland Common Stock	$(868,851)
Westmoreland Preferred Stock	(322,273)
Pooled Separate Accounts	(7,956,567)

Net depreciation in the value of investments	$(9,147,691)

Prior to April 1, 2001, participants could direct their contributions (both employer and employee contributions) to invest in any combination of the following. However, effective April 1, 2001, employer matching contributions are only made in Company common stock. Effective July 30, 2004, participants may redirect employer-matching contributions to other investment options when the participant becomes 100% vested in employer matching contributions.
Westmoreland Common Stock — Westmoreland Coal Company common stock is issued at the prevailing price on the open market. The Westmoreland Common Stock Fund held 378,737 and 292,016 shares of Westmoreland common stock at December 31, 2008 and 2007, respectively. The market value of the stock on these dates was $11.10 and $13.90 per share, respectively.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONT.)
Westmoreland Preferred Stock — This fund provides the participant the option to invest in Westmoreland Coal Company preferred stock, which offers a cumulative dividend that is preferential to common stock. Any cash dividends paid are used to purchase additional shares of Westmoreland preferred stock. The Westmoreland Preferred Stock Fund held 15,730 and 15,379 shares of Westmoreland preferred stock at December 31, 2008 and 2007, respectively. The market value of the stock on these dates was $22.64 and $44.50 per share, respectively.
8.	Non-participant-Directed Investments
Changes in non-participant-directed investments for the year ended December 31, 2008, are as follows:

Westmoreland
Common Stock
Fund
Net assets available for distribution to participants at December 31, 2007	$4,059,020
Additions (deductions) to net assets attributed to:
Company contributions	1,391,977
Employee contributions	176,342
Investment income (loss):
Interest and dividends	8,019
Net depreciation of investments, including realized and unrealized gains and losses	(868,851)
Distributions to participants	(476,345)
Administrative expenses	(5,262)
Participant directed common/preferred stock transfers	(80,918)

Increase in net assets available for distribution to participants	144,962

Net assets available for distribution to participants at December 31, 2008	$4,203,982

Activity in participant directed funds and the Westmoreland Preferred Stock Fund is participant directed. Activity in the Westmoreland Common Stock Fund includes both participant and non-participant directed investments. A distinction between participant and non-participant directed assets is not maintained, therefore the presentation above for the Westmoreland Common Stock Fund has been reported as non-participant directed.
9.	Forfeitures
Forfeitures due to a participant’s withdrawal prior to full vesting of employer contributions may be applied to employer contributions or used to offset administrative expenses. Forfeitures used to offset administrative expenses in 2008 were $78,020. As of December 31, 2008 and 2007, forfeited nonvested accounts totaled $11,964 and $4,191, respectively.
10.	Risks and Uncertainties
The Plan provides for various investment options in pooled separate accounts, stock funds and a guaranteed income fund. Investment securities, in general, are exposed to various risks, such as significant world events, interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect amounts presented in the statements of net assets available for distribution to participants.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONT.)
Additionally, some investments held by the Plan are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those securities of comparable U.S. companies.
The Plan provides the participants the ability to invest in various pooled separate accounts which may, in turn, invest in securities with contractual cash flows, such as asset backed securities, foreign investments, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.
The Plan has a concentration of investments in Westmoreland equity securities. A change in the value of Westmoreland equity securities could cause the value of the Plan’s net assets available for distribution to participants to change due to this concentration.
11.	Related Party Transactions
The Plan invests in certain pooled separate accounts and a guaranteed income fund managed by Prudential, the Plan’s trustee; therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan has significant investments in the Company’s common and preferred stock, which qualify as party-in-interest transactions.
12.	Subsequent Events
Effective April 15, 2009, the Westmoreland Coal Preferred Stock Fund will no longer be offered as an active investment within the Westmoreland Coal Company and Subsidiaries Employees’ Savings Plan.
The Company’s Plan will be amended effective July 1, 2009. Under the amended Plan, the Company will match employee contributions 100% to a maximum 6% of eligible compensation. In addition, the employees with 15 or more years of service as of December 31, 2009, will receive an additional 2% contribution for up to 10 years. The special contribution of 1.5% for employees hired after July 1, 2006, will end as of July 1, 2009. All contributions will still be made in Company common stock and have the same vesting requirements under the Plan amendment.

WESTMORELAND COAL COMPANY AND
SUBSIDIARIES EMPLOYEES’
SAVINGS PLAN
Schedule 1
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 23-1128670
Plan #766782
December 31, 2008

Identity of issuer, borrower, or other similar party	Fair Value
Equity securities:
* Westmoreland Preferred Stock, 15,730 shares	$356,121
* Westmoreland Common Stock, 378,737 shares, cost basis $6,389,554	4,203,982

4,560,103

Guaranteed income fund:
Prudential Retirement Insurance and Annuity Company:
* Guaranteed Income Fund	5,658,705

Pooled separate accounts:
* Prudential Retirement Insurance and Annuity Company:
Lifetime 60 Fund	117,539
Lifetime 50 Fund	899,840
Lifetime 40 Fund	1,000,397
Lifetime 30 Fund	1,616,958
Lifetime 20 Fund	994,549
* S&P 500 Index Fund	1,399,035
* Large Cap Value/Barrow Hanley Fund	1,570,391
* Large Cap Growth/Turner Investment Fund	1,511,071
* Mid Cap Value/CRM Fund	378,683
* Mid Cap Growth/Goldman Sachs Fund	188,876
* Small Cap Growth/Times Square Fund	1,134,999
* Small Cap Value/Munder Capital Fund	796,960
* Janus Adviser Balanced Fund	2,387,327
* Core Plus Bond/PIMC Fund	718,263
* International Blend/The Boston Company Fund	930,587

15,645,475
Participant loans (interest rates ranging from 5.00% to 9.50%, various maturity dates)	1,227,326

Total investments	$27,091,609

Note: Information on cost of investments is excluded for participant-directed investments.
See accompanying report of Independent Registered Public Accounting Firm.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Westmoreland Coal Company and Subsidiaries Employees’ Savings Plan
Date: July 1, 2009	/s/ Cindy Bulla
Cindy Bulla
Plan Administrator

EXHIBIT INDEX

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm — Ehrhardt Keefe Steiner & Hottman PC

23.2	Consent of Independent Registered Public Accounting Firm — KPMG LLP